Exhibit 99.6

Consent of Person to be Named as Director

Pursuant to Rule 438 under the Securities Act of 1933, as amended, I hereby consent to being named in the proxy statement/consent solicitation statement/prospectus on Form S-4 of Virgin Group Acquisition Corp. II (No. 333-262200) (the “proxy statement/consent solicitation statement/prospectus”), as filed with the U.S. Securities and Exchange Commission, as may be amended from time to time, as a nominee to the board of directors of New Grove (as defined in the proxy statement/consent solicitation statement/prospectus). I also consent to the filing of this consent as an exhibit to such proxy statement/consent solicitation statement/prospectus and any amendments thereto.

/s/ Rayhan Arif

Name: Rayhan Arif

Dated: May 9, 2022